

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

<u>Via E-mail</u>
Gregory E. Lykiardopoulos
Chief Executive Officer and President
Privileged World Travel Club, Inc.
1 Blackfield Drive
Tiburon, CA 94920

> **Re: Privileged World Travel Club, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2012**
> **File No. 333-183743**

Dear Mr. Lykiardopoulos:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 from our letter dated October 3, 2012. Please:
     - Provide us on a supplemental basis documentation of the third-party valuation of the ReservationExpert software where it was valued at about $30 million.
     - Revise your disclosure regarding updating your website and designing two other websites for your Chinese operations.
     - File your agreements with merchant banks as exhibits.

2.   We note in your response to comment 2 from our letter dated October 3, 2012 a reference to the company's predecessor. Please tell us which company you refer to as predecessor and describe the manner in which you are succeeding to a previous business.

3.   We note your response to comment 3 from our letter dated October 3, 2012. Please
        incorporate your response into the disclosure of the Prospectus.

Business of the Company, page 3

4.   We note your disclosure at the bottom of page 3 regarding an investor who agreed to
        invest $5 million in your company. Please revise to disclose whether this investor is an
        affiliate of Triton or your company or would be considered a related party.

Information about Triton Distribution Systems, Inc., page 4

5.   We note your disclosure in the first full paragraph on page 5 that discusses Triton. Please
        explain what you mean by a web-based electronic catalog, primarily focused on travel
        service distribution. Please explain whether Triton is a GDS.

Travel Services Agreement, page 5

6.   We note your disclosure on page 5 regarding the Travel Agreement with CIGT. Please
        provide a timeline for the operational milestones and disclose the costs necessary to
        achieve them.

Description of our Business, page 26

7.   We note from the disclosure on page 26 you will charge a relatively low annual
        membership fee and offer significant benefits. For instance, a Majestic Membership at
        $115.00 allows a member to a free debit card, discounted fares, 2 free days at Disney
        Land or World, 3 free airport shuttle services, 2 nights at Las Vegas, and 2 days on
        Amtrak. Given the substantial discounts and benefits you are offering for $115.00,
        provide more details on the benefits (such as how much of a debit card you will offer)
        and the feasibility of offering these benefits when commencing your operations (when
        you may not have the scale necessary to offer these benefits).

You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
C. Parkinson Lloyd, Esq.
Durham Jones & Pinegar, P.C.